ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

27 March 2007

Interests of directors or other persons discharging managerial responsibilities

Reed Elsevier received notification today that, following the vesting of the share awards noted below, granted in 2004 under the Reed Elsevier Group plc Bonus Investment Plan, and after taking account of shares withheld to meet personal tax and social security obligations, the number of securities noted below were released to the directors on 26 March 2007.

Following these transactions, the current interest of each director in the ordinary share capital of Reed Elsevier PLC and Reed Elsevier NV is as noted below.

	No. of Reed	No. of Reed	No. of Reed	No. of Reed	Current	Current
	Elsevier PLC	Elsevier NV	Elsevier PLC	Elsevier NV	interest in Reed	interest in Reed
	ordinary	ordinary	ordinary	ordinary	Elsevier PLC	Elsevier NV
Director	shares vested	shares vested	shares released	shares released	ordinary shares	ordinary shares
Sir Crispin Davis	39,554	26,421	23,336	15,588	743,806	445,197

Mark Armour	19,225	12,842	11,342	7,576	201,250	108,218

Gerard van de Aast	31,217	—	18,730	—	121,704	101,754

Director	No. of Reed	No. of Reed	No. of Reed	No. of Reed	Current	Current
	Elsevier PLC ADRs	Elsevier NV ADRs	Elsevier PLC ADRs	Elsevier NV ADRs	interest in Reed	interest in Reed
	vested	vested	released	released	Elsevier PLC	Elsevier NV
					ordinary shares	ordinary shares
Andrew Prozes	5,026	6,806	2,942	3,984	216,561	159,580

Patrick Tierney	4,893	6,626	2,864	3,879	136,352	92,024

The market price of each security at the date of release was 605p (Reed Elsevier PLC ordinary share), €13.25 (Reed Elsevier NV ordinary share), $47.92 (Reed Elsevier PLC ADR), and $35.52 (Reed Elsevier NV ADR).

The ordinary shares and ADRs required to fulfil the above releases have been satisfied from the Reed Elsevier Employee Benefit Trust (the “Trust”). The Trust is a discretionary employee benefit trust which may acquire securities in Reed Elsevier PLC and Reed Elsevier NV by means of market purchases on the appropriate Stock Exchange. The Trust is operated in conjunction with Reed Elsevier’s share incentive schemes, and provides for the transfer of securities to employees on the exercise of awards granted under the said schemes. Executive directors of Reed Elsevier PLC and Reed Elsevier NV are, for technical disclosure purposes, deemed to be interested in the securities held by the Trust, by virtue of being potential beneficiaries under the Trust. The Trust currently holds an interest in 15,308,261 ordinary shares in Reed Elsevier PLC and 7,927,384 ordinary shares in Reed Elsevier NV.